Mail Stop 4561

									April 13, 2006


Mr. Takashi Morimura
Chief Executive Officer
UnionBanCal Corporation
400 California Street
San Francisco, California 94104-1302

      RE:	UnionBanCal Corporation
      Form 10-K for Fiscal Year Ended December 31, 2005
      File No. 1-15081

Dear Mr. Morimura:

		We have reviewed your supplemental response letter dated April 5, 2006 and have the following comments.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note 19 - Derivative Instruments, page F-90

Hedging Strategies for Variable Rate Loans and Certificates of
Deposit, page F-91
1. We have reviewed your response to comment 3 of our letter dated March 28, 2006. Please provide us with an example describing how you would perform the following for a cash flow hedge of the forecasted issuance and rollover of fixed-rate certificates of deposits:

* how you forecast the issuance and rollover;
* the terms of the hedge instrument; and
* how you determined that the hedging relationship met each of the criteria in paragraphs 28-29 of SFAS 133, as applicable.




Hedging Strategy for "MarketPath" Certificates of Deposit, page F-
93

2. We have reviewed your response to comment 3 of our letter dated March 28, 2006. We note that you account for derivatives embedded in your MarketPath CDs and total return swap at fair value with changes recognized directly in earnings. Please tell us the following regarding your fair value hedges of MarketPath CDs:

* the nature of the bifurcated embedded derivative(s);
* the terms of the total return swap;
* the specific documented risk being hedged;
* how you determined that the hedging relationship met each of the criteria in paragraphs 20-21 of SFAS 133 to qualify for hedge accounting; and
* how you measure ineffectiveness and assess effectiveness of these hedges both at inception and on an ongoing basis.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Sharon Blume, Staff Accountant, at (202)
551-
3474 or me at (202) 551-3449 if you have questions.


								Sincerely,



						Joyce Sweeney
									Accounting Branch
Chief
Mr. Takashi Morimura
UnionBanCal Corp.
April 13, 2006
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